SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                               AMENDMENT NUMBER 1
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                                (Name of Issuer)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $0.10 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   605785 10 4
                      --------------------------------------
                      (CUSIP Number of Class of Securities)

                               Thomas J. Leiferman
                      President and Chief Executive Officer
                        Mississippi View Holding Company
                                35 East Broadway
                       Little Falls, Minnesota 56345-3093
                                 (320) 632-5461

                                 With Copies to:

                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                       -----------------------------------
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

                                 April 13, 1998
     ---------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)



                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                                Amount of
================================================================================
$4,773,000                                                             $954.60
================================================================================

* For purposes of calculating fee only. Based on the Offer for 222,000 shares at the maximum tender offer price per share of $21.50.

[ ]  Check  box  if  any  part  of  the  fee  is  offset  as  provided  by  Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $954.60            Filing Party:  Mississippi View Holding Company
Form or Registration No.:  Schedule 13E-4   Date Filed:  April 14, 1998

      This Statement amends and supplements the Issuer Tender Offer Statement (the "Statement") filed on April 14, 1998, relating to the issuer tender offer by Mississippi View Holding Company, a Minnesota corporation (the "Company"), to purchase up to 222,000 shares of common stock, par value $0.10 per share (the "Shares"), at prices not greater than $21.50 nor less than $19.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

Item 2.      Source and Amount of Funds or Other Consideration.

      (a)-(b) The information set forth in "The Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference. The information set forth in the Letter to Stockholders dated May 1, 1998 is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

      (a)(1)  Form of Offer to Purchase dated April 13, 1998.*

      (a)(2)  Form of Letter of Transmittal.*

      (a)(3)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees dated April 13, 1998.*

      (a)(4)  Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
Companies and Other Nominees dated April 13, 1998.*

      (a)(5)  Form of Notice of Guaranteed Delivery.*

      (a)(6)  Form of Letter to Stockholders from the Chief Executive Officer of the Company dated April 13, 1998.*

      (a)(7)  Form of press release issued by the Company dated April 13, 1998.*

      (a)(8)  Form of Letter to Participants in the Community Federal Savings and Loan Association of
Little Falls Employee Stock Ownership Plan dated April 13, 1998.*

      (a)(9)  Form of Letter to Participants in the Community Federal Savings and Loan Association of
Little Falls Profit Sharing Plan dated April 13, 1998.*

      (a)(10)  Form of Letter to Participants in the Community Federal Savings and Loan Association of
Little Falls Management Stock Bonus Plan dated April 13, 1998.*

      (a)(11) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated May 1, 1998.

      (a)(12) Form of press release issued by the Company dated April 30, 1998.

      (b)(1)   Loan agreement with First Federal FSB.

      (c)(1)    Mississippi View Holding Company Stock Employee Compensation Trust Agreement*

      (c)(2)    Common Stock Purchase Agreement*

      (d)       Not applicable.

      (e)       Not applicable.

      (f)       Not applicable.

--------------
*Previously filed on April 14, 1998 with the Schedule 13E-4.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  May 1, 1998.





                              MISSISSIPPI VIEW HOLDING COMPANY



                      By:     /s/ Thomas J. Leiferman
                              --------------------------------------------------
                              Name:   Thomas J. Leiferman
                              Title:  President and Chief Executive Officer

                                INDEX OF EXHIBITS

      (a)(1) Form of Offer to Purchase dated April 13, 1998.*

      (a)(2) Form of Letter of Transmittal.*

      (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees dated April 13, 1998.*

      (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 13, 1998.*

      (a)(5) Form of Notice of Guaranteed Delivery.*

      (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated
                  April 13, 1998.*

      (a)(7) Form of press release issued by the Company dated April 13, 1998.*

      (a)(8) Form of Letter to Participants in the Community Federal Savings and Loan Association
                  of Little Falls Employee Stock Ownership Plan dated April 13, 1998.*

      (a)(9) Form of Letter to Participants in the Community Federal Savings and Loan Association
                  of Little Falls Profit Sharing Plan dated April 13, 1998.*

      (a)(10)Form of Letter to Participants in the Community Federal Savings and Loan Association
             of Little Falls Management Stock Bonus Plan dated April 13, 1998.*

      (a)(11)Form of  Letter  to  Stockholders  from  the  Chief  Executive
             Officer of the Company dated May 1, 1998.

      (a)(12)Form of press release issued by the Company dated April 30, 1998.

      (b)(1) Loan agreement with First Federal FSB.

      (c)(1) Mississippi View Holding Company Stock Employee Compensation Trust Agreement*

      (c)(2) Common Stock Purchase Agreement*

      (d)    Not applicable.

      (e)    Not applicable.

      (f)    Not applicable.

-------------------
*Previously filed on April 14, 1998 with the Schedule 13E-4.